Exhibit 1.01

Xylem Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

This Conflict Minerals Report (this “Report”) is being filed pursuant to Rule 13p–1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on Securities and Exchange Commission (SEC) registrants whose manufactured products contain specified minerals which are necessary to the functionality or production of their products. The specified minerals, defined by the SEC as “conflict minerals” are cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).

Except as otherwise indicated or unless the context otherwise requires, “Xylem,” “we,” “us,” “our” and the “Company” refer to Xylem Inc. and its subsidiaries. Unless otherwise defined herein, terms used in this Report are as defined in the Rule, Form SD and SEC Release No. 34-67716 issued SEC on August 22, 2012.

Company Overview

Xylem is a world leader in the design, manufacturing, and application of highly engineered technologies for the water industry. We are a leading equipment and service provider for water and wastewater applications with a broad portfolio of products and services addressing the full cycle of water, from collection, distribution and use, to the return of water to the environment. We sell our products in more than 150 countries through a balanced distribution network consisting of our direct sales force and independent channel partners.

We manage our business in two segments: Water Infrastructure and Applied Water. Our Water Infrastructure segment focuses on the transportation, treatment and testing of water, offering a range of products including water and wastewater pumps, treatment and testing equipment, and controls and systems. Our Applied Water segment encompasses the uses of water and focuses on the residential, commercial, industrial and agricultural markets, offering a wide range of products including pumps, valves, heat exchangers, controls and dispensing equipment.

Supply Chain Overview

We have numerous manufacturing facilities in various countries producing thousands of parts. Our facilities procure materials and products globally and regionally, which are resold or assembled into our products. Our largely decentralized supply chains operate at a site level for procuring materials. We conducted an analysis of our products and found that 3TG are necessary to the functionality or production of some of our products.

We rely on our direct suppliers to provide information on the existence of, and the origin of, any 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower-tier suppliers. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Reasonable Country of Origin Inquiry (RCOI)

We conducted an engineering analysis of all of the products we manufacture or contract to manufacture to identify products and/or components used in our manufacturing process that were known to contain, or with a high probability of containing, 3TG.

Our engineering departments then worked with sourcing departments across the Company to identify the associated direct suppliers (potential 3TG suppliers).

We sent surveys to over 3,900 potential 3TG suppliers, requesting information regarding the 3TG content of the products supplied to us and the associated smelters or refiners.

Our surveys were conducted using the template developed by the Electronic Industry Citizenship Coalition (EICC) and The Global e-Sustainability Initiative (GeSI), known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

We followed up with suppliers who did not respond to our survey. We reviewed the responses we received against risk-assessment criteria developed to determine which supplier responses required further engagement. These criteria included untimely or incomplete responses, as well as inconsistencies with the data reported in the Template. We engaged further with certain suppliers to confirm responses to our inquiries.

Based on this reasonable country of origin inquiry, we concluded that we did not have sufficient reason to believe that all of the 3TG materials in our supply chain did not originate from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or were from recycled or scrap sources. Accordingly, we conducted due diligence on our supply chain, as required by the Rule.

Due Diligence

We designed our conflict minerals supply chain due diligence program with reference to the framework in The Organization for Economic Co-operation and Development’s (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 2nd Edition and the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”). We integrated the five steps recommended by the OECD Guidance as follows:

Step 1: Establish Strong Management Systems

Conflict Minerals Policy Statement

We have adopted a Conflict Minerals Policy Statement which is publicly available on our website at www.xyleminc.com under “Sustainability – Governance and Ethics – Conflict Minerals Policy Statement.”

Internal Team

We have established an internal cross-functional conflict minerals team to oversee the implementation of our conflict minerals compliance program and reporting as required by Form SD. The team consists of representatives from our business units and includes subject matter experts in the fields of procurement/supply chain, engineering, operations, environment, safety and health, lean six sigma, legal and information technology. Members of the conflict minerals team also managed the distribution and collection of the surveys and conducted the due diligence on survey responses.

Control Systems

Our controls include our Code of Conduct, which outlines expected behaviors for all of our employees, our Supplier Code of Conduct and our Conflict Minerals Policy Statement. In addition, we have added a compliance clause to new and renewed supplier contracts, requiring our suppliers to agree to provide the product content information the Company needs to comply with reporting obligations, including obligations related to conflict minerals, as required by law or regulation.

Step 2: Identify and Assess Risk in the Supply Chain

We surveyed over 3,900 potential 3TG suppliers using the Template in an effort to identify the origin, source, and chain of custody of 3TG contained in our products. The Template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.

We adopted the EICC-GeSI Conflict-Free Sourcing Initiative’s (CFSI) approach, which attempts to trace back the origin of the 3TG potentially provided to us by identifying smelters, refiners or recyclers and scrap supplier sources. We leveraged the CFSI and its Conflict-Free Smelter Program (CFSP) to attempt to trace the mine of origin of the 3TG to its ore level. The CFSP audits smelters and refiners to ensure that all certified smelters and refiners only use the ores in the Covered Countries that are conflict free.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

To monitor and mitigate supply chain risk, we adopted and utilized the Template and the CFSP as discussed under Step 2 above.

To undertake additional risk monitoring and mitigation, we reviewed the responses we received for completeness and any inconsistencies and then followed up with suppliers whose responses included inconsistencies. Our follow-up process includes a “red flag” identification and resolution process.

Step 4: Independent Third-Party Audits of Supply Chain Due Diligence

We participate in the industry-wide initiative of the CFSI to disclose upstream actors in the supply chain through the use of the Template. We do not perform or direct audits of 3TG smelters and refiners within our supply chain; however, we support audits through our use of the Template.

We do not have a direct relationship with 3TG smelters and refiners. Because of the size of our Company, the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

Step 5: Report on Supply Chain Due Diligence

We report annually on our conflict minerals supply chain due diligence program in our Form SD filed with the SEC and this related Report, which are publicly available on our website.

Results of our RCOI and Due Diligence

Despite our efforts to follow up with our potential 3TG suppliers, we did not receive responses from all of the potential 3TG suppliers we surveyed. We have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to the Rule. Based on the information obtained through our RCOI and the due diligence processes described above, for the year ended December 31, 2014, we do not have sufficient information to determine the country of origin of all of the 3TG used to manufacture our products, and we were unable to determine whether the 3TG originated in the Covered Countries and, if so, whether the 3TG were from recycled or scrap sources.

The majority of the survey responses we received provided data at a company or division level. Many of the responses we received did not specify the smelters or refiners used for the components supplied to Xylem. We were therefore unable to determine whether any of the 3TG reported by our suppliers was actually contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. For this reason, we have elected not to present the names of any smelters and refiners in this report.

Continuous Improvement Efforts to Mitigate Risks

We intend to take the following steps to improve our conflict minerals program and to further mitigate any risks that the 3TG in our products could benefit armed groups in the Covered Countries:

•	We will continue to conduct, and report annually on, supply chain due diligence.

•	We will continue to clearly communicate to suppliers our expectations with regard to compliance with the Company’s Conflict Minerals Policy Statement.

•	Our internal teams will continue to meet on a regular basis, working to build transparency over our supply chain.

•	We will continue to work with suppliers who provide incomplete or inconsistent information.

•	We will continue to engage with suppliers and direct them to training resources in an effort to increase the response rate and improve the content of the survey responses.

•	We will engage any of our suppliers found to be supplying us with 3TG from sources in the Covered Countries that they cannot demonstrate are conflict free to establish an alternate source of 3TG, if possible.

•	We will work with relevant trade associations to define and improve best practices and engage in industry initiatives promoting conflict free supply chains.

Special Note Regarding Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995 that are based on our current expectations and assumptions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “will,” “could,” “would,” “believe,” “target” and similar expressions identify forward-looking statements, which generally are not historical in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All forward-looking statements made herein are based on information available to the Company as of the date of this Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and its present expectations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and with subsequent filings we make with the SEC.